PRICING TERM SHEET

Filed Pursuant to Rule 433
Registration No. 333-198718
March 7, 2017

ENSTAR GROUP LIMITED
Pricing Term Sheet
$350,000,000 4.500% Senior Notes due 2022

Issuer:	Enstar Group Limited
Anticipated Ratings: (S&P / Fitch)*:	BBB- / BBB-
Ratings Outlooks: (S&P / Fitch)*:	Stable / Stable
Title of Securities:	Senior Unsecured Notes
Security Type:	SEC Registered
Trade Date:	March 7, 2017
Settlement Date:	March 10, 2017 (T+3)
Maturity Date:	March 10, 2022
Interest Payment Dates:	Semi-annually on March 10 and September 10 of each year, beginning September 10, 2017
Principal Amount:	$350,000,000
Benchmark Treasury:	UST 1.875% due February 28, 2022
Benchmark Treasury Yield:	2.049%
Spread to Benchmark Treasury:	+ 245.1 bps
Yield to Maturity:	4.500%
Coupon:	4.500%
Public Offering Price:	100.000% of the principal amount
Optional Redemption:
At any time prior to the date that is one month prior to the maturity of the Notes, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes being redeemed; and (ii) the sum of the present value of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to their present value as of such date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points.
On or after the date that is one month prior to the maturity of the Notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed.

CUSIP / ISIN:	29359U AA7 / US29359UAA79
Joint Book-Running Managers:	Barclays Capital Inc., Wells Fargo Securities, LLC, Lloyds Securities Inc. and SunTrust Robinson Humphrey, Inc.
Co-Manager:	nabSecurities, LLC
Underwriting (Conflicts of Interest)
Affiliates of Barclays Capital Inc., Lloyds Securities Inc., SunTrust Robinson Humphrey, Inc. and nabSecurities, LLC are lenders under our revolving credit facility, and affiliates of Barclays Capital Inc. and nabSecurities, LLC are lenders under our Sussex term loan facility. Accordingly, affiliates of these underwriters will receive a portion of the net proceeds from this offering through the repayment of borrowings under these facilities.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com.